SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 June 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 05 June 2009

                   re: Result of GM

63/09

5 June 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES RESULTS OF GENERAL MEETING IN CONNECTION WITH THE PLACING AND COMPENSATORY OPEN OFFER

Unless otherwise defined in this announcement, capitalised definitions shall have the same meaning as in the circular (the "Circular") to shareholders distributed by Lloyds Banking Group plc (the "Company") on 20 May 2009.

Lloyds Banking Group plc today held a General Meeting to vote on the resolutions set out in the Notice of General Meeting contained in the circular to shareholders dated 20 May 2009 in connection with the proposed Placing and Compensatory Open Offer. All resolutions were passed on a poll by a significant majority.

The results of the poll on each Resolution are set out below:

	Resolution	For (%)	Against (%)	Votes Withheld*
Ordinary Resolutions
1	To increase the authorised share capital of the Company and authorise the Directors to allot the shares to be issued pursuant to the Placing and Compensatory Open Offer	11,713,201,793 shares 99.73%	31,960,861 shares 0.27%	13,537,539 shares
2	To approve a general increase the authorised share capital of the Company and generally authorise the Directors to allot new shares	11,602,498,424 shares 98.73%	148,762,947 shares 1.27%	7,149,859 shares
3	To approve the Placing and Compensatory Open Offer and the HMT Preference Share Redemption, as a related party transaction, pursuant to the Listing Rules)[1]	4,444,043,462 shares 99.81%	8,299,968 shares 0.19%	28,869,119 shares
4	To authorise the Rule 9 Waiver granted by the Panel in relation to the acquisition of ordinary shares by HM Treasury[2]	4,432,923,564 shares 99.31%	30,704,051 shares 0.69%	17,179,487 shares
Special Resolutions
5	To authorise the Directors to allot shares for cash on a non-pre-emptive basis pursuant to the Placing and Compensatory Open Offer	11,644,841,600 shares 99.38%	72,932,812 shares 0.62%	40,203,445 shares
6	To provide the Directors with a general authority to allot shares for cash on a non-pre-emptive basis	11,685,917,986 shares 99.69%	35,899,405 shares 0.31%	35,879,584 shares

1	HM Treasury was not permitted to vote on this Resolution 3
2	Independent Shareholders only were permitted to vote on this Resolution 4

On 5 June 2009 there were 16,753,147,366 relevant shares3  in issue and 576 shareholders or persons representing shareholders attended the General Meeting.  Shareholders were entitled to one vote per share.

* A vote withheld is not a vote in law and, therefore, has not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the Resolutions will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

3	Figure does not include limited voting shares

For further information:

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

  This announcement does not constitute a prospectus or prospectus equivalent document.  This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The Prospectus and Circular are available on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group's registered office.  Copies of the Prospectus and Circular are also available for viewing at the Document Viewing Facility of the FSA (25 The North Colonnade, London E14 5HS) and are available for inspection at Lloyds Banking Group's registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so.  This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.  The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").  The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement.  To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  05 June, 2009